ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 27, 2026

iShares Large Cap Value Active ETF

BlackRock ETF Trust

100 Bellevue Parkway

Wilmington, Delaware 19809

iShares Large Cap Value Active ETF II

BlackRock ETF Trust

100 Bellevue Parkway

Wilmington, Delaware 19809

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated February 17, 2026, by and among (i) BlackRock ETF Trust, a registered investment company and a Delaware Statutory Trust (the “Trust”), on behalf of one of its series, iShares Large Cap Value Active ETF II (the “Acquiring Fund”), (ii) iShares Large Cap Value Active ETF, a separate series of the Trust (the “Target Fund”), and (iii) solely for purposes of Article IX of the Agreement, BlackRock Fund Advisors (“Investment Manager”). The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter (the “Closing Date”), pursuant to which the Acquiring Fund will acquire all of the assets of the Target Fund in exchange for shares of beneficial interest in the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund following which the Acquiring Fund Shares received by the Target Fund will be distributed by the Target Fund to its stockholders in liquidation and termination of the Target Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Each of the Target Fund and the Acquiring Fund is separate series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Each of the Target Fund and the Acquiring Funds operates as an exchange-traded fund. The Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Information Statement dated December 26, 2025, and such other items as we have deemed necessary to render this opinion. In addition, each of the Target Fund and the Acquiring Fund have provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”)

representing as to certain facts, occurrences and information upon which each of the Target Fund and the Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraph hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)

The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)

Under Sections 361 and 357(a) of the Code, the Target Fund will not recognize gain or loss upon the transfer of its assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund, or upon the distribution of the Acquiring Fund Shares by the Target Fund to its stockholders in liquidation;

(iii)

Under Section 354 of the Code, the Target Fund stockholders will not recognize any gain or loss upon the exchange of their Target Fund shares for the Acquiring Fund Shares in the Reorganization (except with respect to cash received in lieu of fractional Acquiring Fund Shares, if any);

(iv)

Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares a Target Fund stockholder receives in the Reorganization will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor, reduced by the amount of any tax basis allocable to a fractional share for which cash is received;

(v)

Under Section 1223(1) of the Code, a Target Fund stockholder’s holding period for the Acquiring Fund Shares received in the Reorganization will be determined by including the period during which such stockholder held or is treated for federal income tax purposes as having held the Target Fund shares exchanged therefor, provided that the stockholder held those Target Fund shares as capital assets at the time of the Reorganization;

(vi)

Under Section 1032 of the Code, the Acquiring Fund will not recognize gain or loss upon the receipt of the assets of the Target Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund;

(vii)

Under Section 362(b) of the Code, the Acquiring Fund’s tax basis in the assets of the Target Fund transferred to the Acquiring Fund in the Reorganization will be the same as Target Fund’s tax basis immediately prior to the transfer;

(viii)

Under Section 1223(2) of the Code, the holding period in the hands of the Acquiring Fund of each Target Fund asset transferred to the Acquiring Fund in the Reorganization will include the period during which such asset was held or treated for federal income tax purposes as held by the Target Fund; and

(ix)

The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

No ruling has been or will be obtained from the Internal Revenue Service (the “IRS”) as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP